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November 5, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: James O'Connor, Esq.

Re:	Recon Capital Series Trust – BullMark LatAm Select Leaders ETF

Dear Mr. O'Connor:
Seward & Kissel LLP represents Recon Capital Series Trust (the "Trust") in connection with the Trust's registration statement. On August 24, 2015, the Trust filed Post-Effective Amendment No. 14 to its registration statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Amendment"), in order to add a new series named BullMark LatAm Select Leaders ETF (the "Fund").
On October 8, 2015, you provided comments on the Amendment (the "Comments"). The Comments and the Fund's responses to them are set forth below.
Prospectus
1.	Under Summary Information – Fund Fees and Expenses, footnote (a) states: "The Fund bears the custody fee and certain other expenses that are not covered under the management fee, which may vary and affect the total level of expenses paid by the Fund, such as taxes and governmental fees, brokerage fees, commissions and other transaction expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses)." This language is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-1A.
The Fund has deleted the specified language from footnote (a).
2.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states: "The Fund will invest at least 80% of its total assets in the securities of the Index or in depositary receipts representing securities in the Index." The adopting release for Rule 35d-1 (Release No. IC-24828) states: "A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index." Clarify what percentage of the Fund's total assets it actually expects to invest in securities of the index.

James O'Connor, Esq.
November 5, 2015

The Fund attempts to track the return of the Index, and in certain cases may be in a better position to achieve this goal by investing in instruments such as options, futures and swaps that are not securities of the Index. Therefore, these investments are consistent with Fund being an index fund.
3.	The prospectus refers to five "regional categories," each of which is a country. Is there a reason the prospectus refers to categories rather than countries? For example, does "Brazil" mean Brazil plus other countries?
The Fund has revised the disclosure to refer to "countries" instead of "regional categories."
4.	The prospectus states that the Fund may invest up to 20% of its assets in investments that are not included in the Index, such as cash and cash equivalents, and that the Adviser believes such investments will help the Fund track the Index. Please explain how cash could help the Fund track the index. Is an Acquired Fund Fees and Expenses (AFFE) entry required?
The Fund has revised the referenced disclosure to clarify that the "other investments" will consist of investments that the Fund's adviser believes will help the Fund track the Underlying Index. The revised language reads as follows:
The Fund may invest up to 20% of its assets in investments that are not included in the Index, but which the Adviser believes will help the Fund track the Index. Such investments may include futures, options and swap contracts.  The Fund may also hold cash or invest in cash equivalents such as money market funds that assist the Adviser in managing the Fund including when the Index is rebalanced.
The Fund has not added the Acquired Fund Fees and Expenses entry because it expects that its investments in money market funds will not exceed 0.01% of the Fund's average net assets.
5.	The Fund states under Commodity Sector Risk in the Principal Risks section that "To the extent that the commodities sector represents a significant portion of the Index, the Fund's exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities." Please also include this disclosure in the Principal Strategies section.
The Fund has made the requested revision.
6.	The Fund refers to Concentration Risk in the Principal Risks section. Does the Fund expect to concentrate in a certain sector?
As presently disclosed in the Prospectus, the Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index concentrates in an industry or group of industries. As of the date of this letter, the Index is concentrated in the commodity, industrial and financial services sectors.

James O'Connor, Esq.
November 5, 2015

7.	The Fund states under Financial Services Sector Risk in the Principal Risks section that "To the extent that the financial services sector represents a significant portion of the Index, the Fund will be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the financial services sector." Please also include this disclosure in the Principal Strategies section.
The Fund has made the requested revision.
8.	The Geographic Risk disclosure in the Principal Risks section does not describe a risk. Please revise.
The Fund has revised this disclosure to explain geographic risks associated with investments in Latin America, which may differ from and be more pronounced than in other more developed regions of the world.
9.	The Fund includes Industrial Sector Risk in the Principal Risks section. Does the Fund consider Latin America as being industrialized for purposes of including such a factor?
Latin America is not considered to be industrialized. However, the economies of many of the largest countries in Latin America are composed to a significant degree of manufacturers and other heavy industries. For example, the industrial sector of Brazil makes up 27.5% of its GNP. As a result, the Fund believes that it is necessary to disclose this risk.
10.	The Fund refers to "Limited History of Operations" in the Principal Risks section. Should this risk more accurately be called "No History of Operations"?
The Fund has revised its disclosure to be consistent with this comment.
11.	In the Principal Risks section, include the risks of investing in preferred stock.
The Fund has made the requested revision.
12.	In the Additional Investment Strategies section, the Fund states that "no Fund currently intends to invest in other affiliated and unaffiliated funds." Revise this disclosure, as there are no other Funds in this prospectus.
The Fund has made the requested revision.
13.	The Additional Risks section contains disclosure on Derivatives Risk. Please describe the circumstances in which and extent to which the Fund will invest in derivatives. Please identify specifically the derivatives in which the Fund will invest and the specific risks of each.
The Fund has revised the Derivatives Risk disclosure in the Prospectus to include:

James O'Connor, Esq.
November 5, 2015

The Fund may invest in certain futures, options and swap contracts to help the Fund track the Index to help achieve its investment objective.  Utilization of futures transactions by the Funds involves the risk of imperfect or even negative correlation to each Fund's respective Index if the index underlying the futures contracts differs from the Index. There is also the risk of loss by a Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in the futures contract or option.  OTC and cleared swaps could result in losses if interest rates or credit quality changes are not correctly anticipated by the Fund or if the reference index, security or investments do not perform as expected.
14.	Under Shareholder Information – Determination of NAV, the Fund states: "To the extent the Fund invests in securities that are primarily listed on foreign exchanges or other markets that trade on weekends or other days when the Fund does not price its Shares, the value of the Fund's portfolio securities may change on days when you will not be able to purchase or sell your Shares." Consider whether this is a principal risk for the Fund. Also consider the risk that trades on foreign exchanges may take longer to settle and whether it could impact the Fund's ability to meet redemption requests.
The Fund does not consider the fact that certain of its portfolio securities may trade on days when the Fund does not price its Shares or possible longer settlement periods to be principal risks to the Fund.  All funds that invest in international securities may have changes in valuations at times when U.S. markets are closed. The purpose of this disclosure is to make investors aware of this fact since the Fund invests substantially all of its assets in foreign securities. Also, the Fund is not aware of material settlement issues with respect to the foreign markets where it will invest that would warrant risk disclosure.
15.	Under Shareholder Information – Distributions, the Fund states: "Dividends from net investment income, if any, are declared and paid at least annually by the Fund. Distributions of net realized capital gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis for the Fund to improve its Index tracking or to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act." Clarify that the Fund may not distribute capital gains more than once a year without exemptive relief.
The Fund did not revise the disclosure to state that it may not make capital gains distributions more than once a year without exemptive relief because Rule 19b-1 under the 1940 Act permits investment companies under certain circumstances to make capital gains distributions more than once each year.

James O'Connor, Esq.
November 5, 2015

Statement of Additional Information
16.	Under Investment Policies and Risks – Repurchase Agreements, the Fund states: "A repurchase agreement may be considered a loan collateralized by securities." The Staff has never taken this position. Please revise.
The Fund has revised its disclosure regarding what a repurchase agreement is.
17.	Under Investment Restrictions, the Fund discloses the investment restrictions that are fundamental policies of the Fund. One such restriction is that the Fund may not make loans but may "participate in an interfund lending program with other registered investment companies."
Section 17(a)(3) of the Investment Company Act of 1940, as amended (the "Act"), prohibits any affiliated person of a registered investment company, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company.  Section 21(b) of the Act prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company.  The Fund cannot engage in interfund lending without relief from these provisions.  Does the Fund have such exemptive relief?
The Fund has retained the statement in its fundamental policy because it may in the future obtain exemptive relief permitting interfund lending.
18.	Under Board of Trustees of the Trust – Trustees and Officers of the Trust – Independent Trustees, the Fund discloses that Mr. Jacobs served as a "consultant to various hedge fund groups." Provide specific detail about all of Mr. Jacobs' occupations going back the past five years.
Item 17 of Form N-1A requires the Fund to list each Trustee's "principal occupation" during the past five years. One of Mr. Jacobs' principal occupations has been being a consultant. The Fund does not interpret Item 17 to require information about specific consulting projects.
19.	Under Board of Trustees of the Trust – Trustees and Officers of the Trust – Independent Trustees, please specify whether Mark W. Buckley-Jones was also the Chief Financial Officer of Berman Capital Management LP.
The Fund has revised the disclosure to clarify that Mr. Buckley-Jones was also the Chief Financial Officer of Berman Capital Management LP.

James O'Connor, Esq.
November 5, 2015

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone me at 202-661-7141.
Sincerely,

SEWARD & KISSEL LLP

		By:	/s/ Bibb L. Strench
Bibb L. Strench
Counsel

Cc:	Garrett K. Paolella
Trustee, President, Chief Executive Officer, Chief Financial Officer and Secretary
Recon Capital Series Trust